SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of and for the year ended December 31, 2007,

Supplemental Schedules as of and for the year ended December 31, 2007, and

Report of Independent Registered Public Accounting Firm

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2007	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	5
Notes to Financial Statements	6

Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	12
Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2007	25

Exhibit

Consent of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, and schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Houston, Texas

June 30, 2008

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits

as of December 31, 2007

(in thousands)

ASSETS:
Investments at fair value:
Participant-directed investments	$251,729
Nonparticipant-directed investments	283,067

Total investments	534,796

Receivables:
Due from broker for securities sold	13
Accrued interest and dividends	375

Total receivables	388

Total assets	535,184

LIABILITIES:
Due to broker for securities purchased	11
Other payables	256

Total liabilities	267

NET ASSETS AVAILABLE FOR BENEFITS	$534,917

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2007

(in thousands)

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,570
Dividends	12,894
Interest	3,591

Total investment income	19,055
Contributions:
Participant contributions	13,752
Employer contributions	8,868
Rollover contributions	93

Total contributions	22,713

Transfer of Plan assets due to spin-off (see Note 1)	543,704

Total additions	585,472

DEDUCTIONS:
Benefits paid to participants	50,118
Investment management expenses	437

Total deductions	50,555

INCREASE IN NET ASSETS	534,917

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—

End of year	$534,917

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

as of and for the Year Ended December 31, 2007

1.	Description of the Plan

The following description of the Spectra Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective with the separation from Duke Energy Corporation (Duke Energy) on January 2, 2007, Spectra Energy Corp (the Company or Spectra Energy) established the Plan for the benefit of its employees. Benefits provided are substantially the same as those previously provided by the Duke Energy Retirement Savings Plan (the Duke RSP). The accounts of participants who were in the Duke RSP on December 31, 2006, and who became employees of the Company on January 1, 2007, were transferred to the Plan. Assets were transferred from the Duke RSP to the Plan in the amount of $543,703,628 and are reflected in the statement of changes in net assets available for benefits.

Participation and Purpose

The Plan is sponsored by Spectra Energy. Spectra Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies”.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. This defined contribution plan is an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and 2) are paid on the Participating Companies’ U. S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of $93,068 were made to the Plan in 2007.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, eleven funds were offered for investment.

Participants under the Duke RSP who were transferred into the Plan may have a portion of their account invested in Duke Energy Common Stock. However, no new amounts may be invested in this fund. Matching contributions will initially be invested in the Spectra Energy Common Stock Fund; however, participants may transfer all or a portion of the matching contributions out of the Spectra Energy Common Stock Fund into any other fund as early as the next business day.

Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

Vesting and Payment of Benefits

Participants are 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

On termination of employment for any reason, participants (or if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Participant Loans

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loan terms range up to 58 months or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the participant’s Plan account and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

The Participating Companies expect and intend to continue the Plan indefinitely, but have the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Investments in common collective investment trust funds and separately managed funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Spectra Energy common stock and Duke Energy common stock are valued at quoted market prices. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Investment Management Expenses

Investment management expenses are paid by the Plan to third party vendors.

3.	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 are as follows (in thousands):

Spectra Energy common stock, 11,380 equivalent shares	$154,861	*
Duke Energy common stock, 12,076 equivalent shares	128,206	*
State Street Short Term Investment Fund, 43,168 equivalent shares	65,150
Barclay’s Global Investors Russell 1000 Value Fund, 1,964 equivalent shares	32,810
Barclay’s Global Investors Equity Index Fund, 562 equivalent shares	28,322

*	Nonparticipant-directed

During the year ended 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Common stock	$(7,047)
Common trust funds:
Equity funds	4,409
Balanced funds	977
Fixed funds	462
Separately managed funds—equity	3,769

$2,570

4.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments as of and for the year ended December 31, 2007 is as follows (in thousands):

Net Assets:
Spectra Common Stock fund	$154,861
Duke Common Stock fund	128,206
Accrued interest and dividends	16

Net assets	$283,083

Changes in Net Assets:
Net depreciation in fair value of investments	$(7,047)
Transfer of Plan assets from spin-off	309,885
Contributions	14,693
Dividends	11,349
Interest	2,279
Loan Issuances	(1,850)
Transfers from participant-directed investments	(21,591)
Distributions to participants	(24,635)

Changes in net assets	$283,083

5.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of common and collective trust funds, separately managed funds, and a money market fund managed by State Street Bank and Trust Company (State Street). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street and the funds they manage qualify as party-in-interest transactions. Management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Investment management fees paid by the Plan were $436,983 for the year ended December 31, 2007, and are separately recorded.

Also included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2007, the Plan held 5,936,176 shares, which equates to 11,379,803 equivalent units under the Plan’s unitized recordkeeping approach, of the Spectra Energy stock with a cost basis of $160,765,550. During the year ended December 31, 2007, the Plan recorded related dividend income of approximately $5,263,299.

6.	Federal Income Tax Status

The Plan has not yet requested an opinion letter from the Internal Revenue Service that the Plan satisfies the applicable provisions of the IRC. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	Adoption of New Accounting Guidance

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS 157 in 2008. The Plan is currently evaluating the impact of SFAS 157 on the financial statements.

8.	Subsequent Events

Effective January 2, 2008, the Plan changed its trustee and recordkeeper from State Street Corp. and Hewitt Associates, respectively, to Fidelity Management Trust Company (Fidelity) Investments.

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	State Street Short Term Investment Fund	Money Market Fund	**	65,150
	PIMCO Total Return	Registered inv funds	**	21,182
	Common and collective trusts:
	Capital Guardian International Equity Fund	Common Collective Fund	**	24,307
	Barclay's Global Investors Equity Index Fund	Common Collective Fund	**	28,322
*	State Street Global Advisory-Conservative Balanced Fund	Common Collective Fund	**	5,111
*	State Street Global Advisory-Moderate Balanced Fund	Common Collective Fund	**	6,846
*	State Street Global Advisory-Aggressive Balance Fund	Common Collective Fund	**	8,151
	Barclay’s Global Investors Russell 1000 Value Fund	Common Collective Fund	**	32,810

	Total common and collective trusts			105,547

	Common and company stock
	Duke Energy Corp	Common Stock Fund	119,970	128,206
*	Spectra Energy Corp	Common Stock Fund	159,166	154,861

	Total common and company stock			283,067

	Separately managed funds
	US Large Cap Growth Fund
	Alcon Inc	Common Stock	**	565
	Abb Ltd	Common Stock	**	446
	Abbott Labs	Common Stock	**	853
	Adobe Sys Inc	Common Stock	**	596
	Air Prods & Chems Inc	Common Stock	**	498
	America Movil Sab De Cv	Common Stock	**	95
	Apple Inc	Common Stock	**	1,585
	Baker Hughes Inc	Common Stock	**	957
	Blackstone Group Lp	Common Stock	**	223
	Broadcom Corp	Common Stock	**	408
	CME Group Inc	Common Stock	**	703
	Cameron Intl Corp	Common Stock	**	135
	Celgene Corp	Common Stock	**	457
	Cisco Sys Inc	Common Stock	**	1,186
	Coca Cola Co	Common Stock	**	399
	Colgate Palmolive Co	Common Stock	**	273
	Deere & Co	Common Stock	**	754
	EMC Corp	Common Stock	**	243
	EOG Resources Inc	Common Stock	**	589
	Emerson Elec Co	Common Stock	**	313
	Fluor Corp New	Common Stock	**	525

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Franklin Res Inc	Common Stock	**	824
	Genentech Inc	Common Stock	**	275
	Gilead Sciences Inc	Common Stock	**	833
	Goldman Sachs Group Inc	Common Stock	**	210
	Google Inc	Common Stock	**	1,950
	Hewlett Packard Co	Common Stock	**	1,002
	Hologic Inc	Common Stock	**	377
	Honeywell Intl Inc	Common Stock	**	822
	Intel Corp	Common Stock	**	263
	Kohls Corp	Common Stock	**	256
	Las Vegas Sands Corp	Common Stock	**	176
	Lehman Brothers Hldgs Inc	Common Stock	**	203
	MGM Mirage Inc	Common Stock	**	109
	McDermott Intl Inc	Common Stock	**	159
	Medco Health Solutions Inc	Common Stock	**	537
	Microsoft Corp	Common Stock	**	488
	Monsanto Co New	Common Stock	**	738
	Nyse Euronext	Common Stock	**	282
	Nokia Corp	Common Stock	**	514
	Nvidia Corp	Common Stock	**	640
	Oracle Corp	Common Stock	**	86
	Pepsico Inc	Common Stock	**	505
	Procter And Gamble Co	Common Stock	**	565
	Research In Motion Ltd	Common Stock	**	771
	Schlumberger Ltd	Common Stock	**	969
	Spirit Aerosystems Hldgs Inc	Common Stock	**	345
	Target Corp	Common Stock	**	190
	Teva Pharmaceutical Inds Ltd	Common Stock	**	293
	Textron Inc	Common Stock	**	453
	Wellpoint Inc	Common Stock	**	658
	Wrigley Wm Jr Co	Common Stock	**	445
	Yum Brands Inc	Common Stock	**	336

	US Large Cap Growth Fund Total			28,077

	US Small Cap Equity Fund
	1st Independence Finl Group	Common Stock	**	3
	Accelrys Inc	Common Stock	**	6
	Adams Resources & Energy	Common Stock	**	10
	Aecom Technology Corp	Common Stock	**	90
	Aftermarket Technology Corp	Common Stock	**	35
	Agco Corp	Common Stock	**	335
	Air T Inc	Common Stock	**	3

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Ak Stl Hldg Corp	Common Stock	**	153
	Albany Molecular Resh Inc	Common Stock	**	29
	Align Technology Inc	Common Stock	**	10
	Alleghany Corp Del	Common Stock	**	205
	Alliant Energy Corp	Common Stock	**	5
	Alliant Techsystems Inc	Common Stock	**	41
	Allied Motion Technologies Inc	Common Stock	**	3
	Allied World Assurance Company	Common Stock	**	222
	Alloy Inc	Common Stock	**	11
	Amcon Distributing Co	Common Stock	**	4
	Amedisys Inc	Common Stock	**	112
	American Biltrite Inc	Common Stock	**	1
	American Finl Group Inc Ohio	Common Stock	**	185
	American Greetings Corp	Common Stock	**	83
	American Physicians Svc Group	Common Stock	**	10
	American Safety Insurance Hld	Common Stock	**	28
	Ameron Intl Corp	Common Stock	**	83
	Amreit	Real Estate Investment Trust	**	2
	Apria Healthcare Group Inc	Common Stock	**	4
	Arch Cap Group Ltd	Common Stock	**	17
	Arch Chemicals Inc	Common Stock	**	1
	Ark Restaurants Corp	Common Stock	**	2
	Arrow Electrs Inc	Common Stock	**	214
	Ashford Hospitality Tr Inc	Real Estate Investment Trust	**	63
	Asiainfo Hldgs Inc	Common Stock	**	38
	Aspen Insurance Holdings Ltd	Common Stock	**	174
	Astro Med Inc New	Common Stock	**	5
	Atlantic Tele Network Inc	Common Stock	**	11
	ATP Oil & Gas Corporation	Common Stock	**	101
	Atrion Corp	Common Stock	**	26
	Atwood Oceanics Inc	Common Stock	**	98
	Avalon Hldgs Corp	Common Stock	**	2
	Aviza Technology Inc	Common Stock	**	1
	Avnet Inc	Common Stock	**	402
	Avocent Corp	Common Stock	**	10
	AVX Corp New	Common Stock	**	74
	B & H Ocean Carriers Ltd	Common Stock	**	9
	Baldwin Technology Inc	Common Stock	**	7
	Bally Technologies Inc	Common Stock	**	140
	Bancfirst Corp	Common Stock	**	34
	Banco Latinoamericano De Exp	Common Stock	**	37

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Barnes Group Inc	Common Stock	**	124
	Beverly Hills Bancorp De	Common Stock	**	9
	Bio Rad Laboratories Inc	Common Stock	**	207
	Bioanalytical Sys Inc	Common Stock	**	3
	Black Box Corp	Common Stock	**	69
	Blue Coat Sys Inc	Common Stock	**	9
	Blyth Inc	Common Stock	**	50
	BMC Software Inc	Common Stock	**	44
	Bob Evans Farms Inc	Common Stock	**	45
	Books A Million Inc	Common Stock	**	9
	Bowne & Co Inc	Common Stock	**	13
	Brocade Communications Sys Inc	Common Stock	**	12
	Bruker Corp	Common Stock	**	73
	Burger King Hldgs Inc	Common Stock	**	83
	C D I Corp	Common Stock	**	34
	C S P Inc	Common Stock	**	3
	Cadence Design Sys Inc	Common Stock	**	58
	Cal Maine Foods Inc	Common Stock	**	30
	California First Natl Bancorp	Common Stock	**	4
	Callaway Golf Co	Common Stock	**	104
	Camco Finl Corp	Common Stock	**	6
	Capital Bk Corp	Common Stock	**	12
	Cardiac Science Corp New	Common Stock	**	15
	Carolina Bk Hldgs Inc N C	Common Stock	**	3
	Carver Bancorp Inc	Common Stock	**	4
	Castle A M Co	Common Stock	**	24
	Cedar Shopping Ctrs Inc	Real Estate Investment Trust	**	36
	Centerpoint Energy Inc	Common Stock	**	166
	Centurytel Inc	Common Stock	**	237
	Ceva Inc	Common Stock	**	18
	CF Inds Hldgs Inc	Common Stock	**	550
	CFS Bancorp Inc	Common Stock	**	12
	CH Energy Group Inc	Common Stock	**	76
	Champion Inds Inc W Va	Common Stock	**	3
	Chicago Rivet Mach Co	Common Stock	**	4
	Chordiant Software Inc	Common Stock	**	21
	Ciber Inc	Common Stock	**	36
	Cimarex Energy Co	Common Stock	**	8
	City Hldg Co	Common Stock	**	61
	Cleveland Cliffs Inc	Common Stock	**	362
	CMS Energy Corp	Common Stock	**	275

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Coherent Inc	Common Stock	**	15
	Comfort Sys Usa Inc	Common Stock	**	45
	Communications Sys	Common Stock	**	8
	Computer Task Group Inc	Common Stock	**	9
	Compx Intl Inc	Common Stock	**	3
	Conked Corp	Common Stock	**	9
	Corn Products Intl Inc	Common Stock	**	184
	Crane Co	Common Stock	**	59
	Crawford & Co	Common Stock	**	8
	Cross A T Co	Common Stock	**	10
	Crosstex Energy Inc	Common Stock	**	25
	CSS Inds Inc	Common Stock	**	29
	CTS Corp	Common Stock	**	39
	Cubic Corp	Common Stock	**	16
	Culp Inc	Common Stock	**	8
	D & E Communications Inc	Common Stock	**	20
	Datascope Corp	Common Stock	**	32
	Datawatch Corp	Common Stock	**	2
	Dawson Geophysical Co	Common Stock	**	39
	Deckers Outdoor Corp	Common Stock	**	25
	Devry Inc Del	Common Stock	**	40
	Dg Fastchannel Inc	Common Stock	**	10
	Diamond Foods Inc	Common Stock	**	22
	Digi Intl Inc	Common Stock	**	38
	Document Sciences Corp	Common Stock	**	3
	Douglas Emmett Inc	Real Estate Investment Trust	**	8
	Dover Motorsports Inc	Common Stock	**	5
	Dst Sys Inc Del	Common Stock	**	277
	Ducommun Inc Del	Common Stock	**	38
	Dynamex Inc	Common Stock	**	24
	Dynamics Resh Corp	Common Stock	**	9
	Eastern Co	Common Stock	**	9
	Eaton Vance Corp	Common Stock	**	24
	Edac Technologies Corp	Common Stock	**	4
	Edgewater Technology Inc	Common Stock	**	8
	Educational Dev Corp	Common Stock	**	2
	Electro Scientific Inds Inc	Common Stock	**	47
	Electronics For Imaging Inc	Common Stock	**	112
	Empire Dist Elec Co	Common Stock	**	8
	Emulex Corp	Common Stock	**	121
	Endurance Specialty Holdings	Common Stock	**	246

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Energizer Hldgs Inc	Common Stock	**	37
	Espey Mfs & Electrs Corp	Common Stock	**	4
	Esterline Technologies Corp	Common Stock	**	19
	Exco Res Inc	Common Stock	**	17
	Exponent Inc	Common Stock	**	43
	Extra Space Storage Inc	Real Estate Investment Trust	**	73
	Fairchild Semiconductor Intl	Common Stock	**	103
	Fei Co	Common Stock	**	87
	First Bancorp Inc Me	Common Stock	**	7
	First Bancorp Of Indiana Inc	Common Stock	**	2
	First Cap Inc	Common Stock	**	2
	First Ctzns Bancshares Inc N C	Common Stock	**	35
	First Defiance Finl Corp	Common Stock	**	15
	First Fed Bankshares Inc Del	Common Stock	**	4
	First M&F Corp	Common Stock	**	13
	First Solar Inc	Common Stock	**	21
	First United Corp	Common Stock	**	7
	Flagstone Reinsurance Hld Ltd	Common Stock	**	15
	Flanigans Enterprises Inc	Common Stock	**	2
	Flexsteel Inds Inc	Common Stock	**	7
	Florida Pub Utils Co	Common Stock	**	5
	Flowers Foods Inc	Common Stock	**	28
	FMC Corp	Common Stock	**	125
	Fossil Inc	Common Stock	**	132
	Foundation Coal Hldgs Inc	Common Stock	**	58
	Franklin Bank Corp	Common Stock	**	7
	Franklin Covey Co	Common Stock	**	7
	Fresh Del Monte Produce	Common Stock	**	52
	Friedman Inds Inc	Common Stock	**	3
	Fuller H B Co	Common Stock	**	115
	Furmanite Corp	Common Stock	**	8
	Gateway Finl Hldgs Inc	Common Stock	**	10
	Geceye Inc	Common Stock	**	49
	Gentiva Health Svcs Inc	Common Stock	**	46
	Gilat Satellite Networks Ltd	Common Stock	**	33
	Gladstone Coml Corp	Real Estate Investment Trust	**	14
	Golden Telecom Inc	Common Stock	**	232
	Goodyear Tire And Rubber	Common Stock	**	5
	Gp Strategies Corp	Common Stock	**	16
	Greenhill & Co Inc	Common Stock	**	60
	Greif Inc	Common Stock	**	183

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Gs Finl Corp	Common Stock	**	4
	Guaranty Fed Bancshares Inc	Common Stock	**	6
	Gulfmark Offshore Inc	Common Stock	**	88
	Hackett Group Inc	Common Stock	**	15
	Hallmark Finl Svcs Inc	Common Stock	**	13
	Hanger Orthopedic Group	Common Stock	**	23
	Hanover Ins Group Inc	Common Stock	**	60
	Hardinge Inc	Common Stock	**	16
	Harmonic Inc	Common Stock	**	6
	Harvard Bioscience Inc	Common Stock	**	12
	Hastings Entmt Inc	Common Stock	**	8
	Hawkins Inc	Common Stock	**	8
	Hcc Ins Hldgs Inc	Common Stock	**	159
	Helmerich And Payne Inc	Common Stock	**	119
	Herley Industries Inc	Common Stock	**	15
	Hersha Hospitality Tr	Real Estate Investment Trust	**	34
	Hf Financial Corp	Common Stock	**	6
	Hi / Fn Inc	Common Stock	**	4
	Hmn Finl Inc	Common Stock	**	10
	Hooker Furniture Corp	Common Stock	**	20
	Horace Mann Educators Corp	Common Stock	**	5
	Hornbeck Offshore Svcs Inc	Common Stock	**	86
	Hurco Co Inc	Common Stock	**	17
	Huttig Bldg Prods Inc	Common Stock	**	4
	Iac Interactivecorp	Common Stock	**	27
	Ii Vi Inc	Common Stock	**	61
	Ikon Office Solutions Inc	Common Stock	**	41
	ILX Inc	Common Stock	**	1
	Income Opportunity Rlty Invs	Common Stock	**	2
	Industrial Distr Group Inc	Common Stock	**	10
	Ingles Mkts Inc	Common Stock	**	33
	Innospec Inc	Common Stock	**	18
	Insight Enterprises Inc	Common Stock	**	45
	Integra Lifesciences Corp	Common Stock	**	11
	Integral Sys Inc Md	Common Stock	**	2
	Integramed Amer Inc	Common Stock	**	9
	Inter Parfums Inc	Common Stock	**	7
	Intercontinentalexchange Inc	Common Stock	**	385
	International Rectifier Corp	Common Stock	**	9
	International Shipholding Corp	Common Stock	**	11
	Interwoven Inc	Common Stock	**	42

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Intricon Corp	Common Stock	**	6
	Intrntnl Flavrs & Fragrncs Inc	Common Stock	**	38
	Investools Inc	Common Stock	**	12
	Invitrogen Corp	Common Stock	**	308
	Ion Geophysical Corp	Common Stock	**	28
	IPC Holdings Ltd Bermuda	Common Stock	**	100
	J Alexander Corp	Common Stock	**	4
	JDA Software Group Inc	Common Stock	**	57
	Jo Ann Stores Inc	Common Stock	**	8
	K Tron Intl Inc	Common Stock	**	35
	Kadant Inc	Common Stock	**	45
	Kaman Corp	Common Stock	**	74
	Kelly Svcs Inc	Common Stock	**	40
	Kemet Corp	Common Stock	**	28
	Kendle Intl Inc	Common Stock	**	64
	Kewaunee Scientific Corp	Common Stock	**	6
	Key Technology Inc	Common Stock	**	17
	Kindred Healthcare Inc	Common Stock	**	65
	Lacrosse Footwear Inc	Common Stock	**	9
	Landmark Bancorp Inc	Common Stock	**	5
	Lawson Software Inc New	Common Stock	**	112
	Layne Christensen Co	Common Stock	**	64
	Lecg Corp	Common Stock	**	18
	Lexington Realty Trust	Common Stock	**	22
	Lincoln Elec Hldgs Inc	Common Stock	**	45
	Longs Drug Stores Corp	Common Stock	**	136
	Loral Space & Communications	Common Stock	**	34
	Maine & Maritimes Corp	Common Stock	**	7
	Man Sang Hldgs Inc	Common Stock	**	5
	Manitowoc Inc	Common Stock	**	479
	Mariner Energy Inc	Common Stock	**	181
	Massbank Corp Reading Mass	Common Stock	**	6
	Mastec Inc	Common Stock	**	35
	Matrix Svc Co	Common Stock	**	5
	Mattson Technology Inc	Common Stock	**	15
	Maximus Inc	Common Stock	**	66
	Mcafee Inc	Common Stock	**	14
	Mdu Res Group Inc	Common Stock	**	331
	Meadow Vy Corp	Common Stock	**	6
	Medcath Corp	Common Stock	**	25
	Medical Pptys Tr Inc	Common Stock	**	48

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Methods Electrs Inc	Common Stock	*	*	53
	Mexican Restaurants Inc	Common Stock	*	*	1
	Microfinancial Inc	Common Stock	*	*	2
	Microtune Inc Del	Common Stock	*	*	31
	Middleby Corp	Common Stock	*	*	123
	Mission West Pptys Inc	Common Stock	*	*	15
	Monarch Community Bancorp	Common Stock	*	*	3
	Monolithic Pwr Sys Inc	Common Stock	*	*	26
	Mortons Restaurant Group Inc	Common Stock	*	*	5
	Mps Group Inc	Common Stock	*	*	31
	MTS Medication Technologies In	Common Stock	*	*	7
	Mueller Inds Inc	Common Stock	*	*	27
	Nacco Inds Inc	Common Stock	*	*	9
	Nash Finch Co	Common Stock	*	*	39
	Nashua Corp	Common Stock	*	*	8
	Nathans Famous Inc	Common Stock	*	*	9
	National Healthcare Corp	Common Stock	*	*	31
	National Presto Inds Inc	Common Stock	*	*	26
	National Retail Pptys Inc	Real Estate Investment Trust	*	*	145
	National Techical Sys Inc	Common Stock	*	*	6
	Natural Alternatives Intl Inc	Common Stock	*	*	5
	Ness Technolcgies Inc	Common Stock	*	*	17
	Netscout Sys Inc	Common Stock	*	*	36
	Network Equip Technologies	Common Stock	*	*	18
	Newbridge Bancorp	Common Stock	*	*	9
	North Amern Galvanizing	Common Stock	*	*	1
	North Cent Bancshares Inc	Common Stock	*	*	5
	Northrim Bancorp Inc	Common Stock	*	*	11
	Northwestern Corp	Common Stock	*	*	37
	Novell Inc	Common Stock	*	*	57
	Nps Pharmaceuticals Inc	Common Stock	*	*	12
	Nutraceutical Intl Corp	Common Stock	*	*	15
	Nymagic Inc	Common Stock	*	*	10
	Oil Dri Corp Amer	Common Stock	*	*	13
	Oil States Intl Inc	Common Stock	*	*	35
	Olympic Stl Inc	Common Stock	*	*	19
	Omega Protein Corp	Common Stock	*	*	5
	One Librty Properties Inc	Real Estate Investment Trust	*	*	17
	Orbital Sciences Corp	Common Stock	*	*	26
	Orthofix International Nv	Common Stock	*	*	83
	Osi Sys Inc	Common Stock	*	*	6

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Owens Ill Inc	Common Stock	*	*	119
	Packaging Corp Amer	Common Stock	*	*	50
	Parexel Intl Corp	Common Stock	*	*	145
	Park Ch Hldgs Corp	Common Stock	*	*	17
	Parkvale Finl Corp	Common Stock	*	*	5
	Partnerre Ltd	Common Stock	*	*	305
	Penn Va Corp	Common Stock	*	*	146
	Peoples Bk N C	Common Stock	*	*	4
	Pericom Semiconductor Corp	Common Stock	*	*	54
	Perini Corp	Common Stock	*	*	87
	Perkinelmer Inc	Common Stock	*	*	127
	Perot Sys Corp	Common Stock	*	*	15
	Perrigo Co	Common Stock	*	*	294
	Pharmanet Dev Group Inc	Common Stock	*	*	24
	Platinum Underwriters Holdings	Common Stock	*	*	183
	Portland Gen Elec Co	Common Stock	*	*	30
	Powell Inds Inc	Common Stock	*	*	31
	Preformed Line Prods Co	Common Stock	*	*	12
	Premier Finl Bancorp Inc	Common Stock	*	*	6
	Premiere Global Svcs Inc	Common Stock	*	*	31
	Presidential Life Corp	Common Stock	*	*	29
	Priceline Com Inc	Common Stock	*	*	101
	Pride International Inc	Common Stock	*	*	28
	Q E P Inc	Common Stock	*	*	2
	Qad Inc	Common Stock	*	*	6
	Radiant Sys Inc	Common Stock	*	*	36
	Radnet Inc	Common Stock	*	*	9
	Ramco Gershenson Pptys Tr	Real Estate Investment Trust	*	*	37
	Raymond James Financial Inc	Common Stock	*	*	27
	Rcm Technologies Inc	Common Stock	*	*	6
	Red Lion Hotels Corp	Common Stock	*	*	15
	Regal Beloit Corp	Common Stock	*	*	103
	Rehabcare Group Inc	Common Stock	*	*	38
	Reliance Stl & Alum Co	Common Stock	*	*	23
	Renaissancere Holdings Ltd	Common Stock	*	*	271
	Replidyne Inc	Common Stock	*	*	6
	Republic Awys Hldgs Inc	Common Stock	*	*	31
	Res Care Inc	Common Stock	*	*	60
	Rex Stores Corp	Common Stock	*	*	14
	Robbins & Myers Inc	Common Stock	*	*	98
	Rock Of Ages Corp Del	Common Stock	*	*	4

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Rockwood Hldgs Inc	Common Stock	*	*	14
	Rosetta Res Inc	Common Stock	*	*	78
	Rowan Cos Inc	Common Stock	*	*	306
	Rubios Restaurants Inc	Common Stock	*	*	5
	Ruddick Corp	Common Stock	*	*	149
	Rush Enterprises Inc	Common Stock	*	*	76
	Salix Pharmaceuticals Ltd	Common Stock	*	*	7
	Sapient Corp	Common Stock	*	*	6
	Sch Itt Inds Inc Or	Common Stock	*	*	1
	Schiff Nutrition Intl Inc	Common Stock	*	*	4
	Schnitzer Stl Inds Inc	Common Stock	*	*	21
	Scholast:C Corp	Common Stock	*	*	85
	Schweitzer Mauduit Intl Inc	Common Stock	*	*	33
	Sciele Pharma Inc	Common Stock	*	*	49
	Scotts Miracle Gro Co	Common Stock	*	*	75
	Seabord Corp Del	Common Stock	*	*	278
	Seacor Hldgs Inc	Common Stock	*	*	178
	Security Natl Finl Corp	Common Stock	*	*	2
	Service Corp Intl	Common Stock	*	*	74
	Shore Finl Corp	Common Stock	*	*	4
	Short-Term Investment Fund	Common Stock	*	*	203
	SI Corp	Common Stock	*	*	34
	Sigma Designs	Common Stock	*	*	44
	Sigmatron Intl Inc	Common Stock	*	*	2
	Silverleaf Resorts Inc	Common Stock	*	*	15
	Skilled Healthcare Group Inc	Common Stock	*	*	26
	Skywest Inc	Common Stock	*	*	185
	Skyworks Solutions Inc	Common Stock	*	*	114
	SL Inds Inc	Common Stock	*	*	5
	Sonicwall Inc	Common Stock	*	*	60
	Southwest Bancorp Inc Okla	Common Stock	*	*	29
	Spectrum Ctl Inc	Common Stock	*	*	15
	Spherion Corp	Common Stock	*	*	45
	Sport Supply Group Inc Del	Common Stock	*	*	7
	SPSS Inc	Common Stock	*	*	59
	SPX Corp	Common Stock	*	*	422
	Standard Microsystems Corp	Common Stock	*	*	65
	Standard Mtr Prods Inc	Common Stock	*	*	11
	Standex Intl Corp	Common Stock	*	*	23
	Starrett L S Co	Common Stock	*	*	10
	Steelcase Inc	Common Stock	*	*	109

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Stepan Co	Common Stock	*	*	23
	Stewart Enterprises Inc	Common Stock	*	*	100
	Stifel Finl Corp	Common Stock	*	*	48
	Strategic Hotels & Resorts Inc	Real Estate Investment Trust	*	*	100
	Sunstone Hotel Invs Inc New	Real Estate Investment Trust	*	*	67
	Super Micro Computer Inc	Common Stock	*	*	6
	Superior Energy Svcs Inc	Common Stock	*	*	268
	Supertel Hospitality Inc	Real Estate Investment Trust	*	*	6
	Susser Hldgs Corp	Common Stock	*	*	15
	Swift Energy Co	Common Stock	*	*	110
	Sybase Inc	Common Stock	*	*	251
	Synopsys Inc	Common Stock	*	*	285
	Sypris Solutions Inc	Common Stock	*	*	8
	Systemax Inc	Common Stock	*	*	18
	T 3 Energy Svcs Inc	Common Stock	*	*	19
	Tasty Baking Corp	Common Stock	*	*	6
	Team Finl Inc	Common Stock	*	*	2
	Tech Ops Sevcon Inc	Common Stock	*	*	2
	Technitrol Inc	Common Stock	*	*	9
	Techteam Global Inc	Common Stock	*	*	10
	Teleflex Inc	Common Stock	*	*	246
	Tennant Co	Common Stock	*	*	31
	Terra Inds Inc	Common Stock	*	*	487
	TF Financial Corp	Common Stock	*	*	7
	Theragenics Corp	Common Stock	*	*	9
	Tidewater Inc	Common Stock	*	*	263
	Timken Co	Common Stock	*	*	26
	TNS Inc	Common Stock	*	*	39
	Tollgrade Communications Inc	Common Stock	*	*	9
	Trico Marine Svcs Inc	Common Stock	*	*	37
	Trimas Corp	Common Stock	*	*	5
	Triquint Semiconductor Inc	Common Stock	*	*	73
	Triumph Group Inc	Common Stock	*	*	140
	TRW Automotive Hldgs Corp	Common Stock	*	*	88
	TTM Technologies	Common Stock	*	*	22
	Unico Amern Corp	Common Stock	*	*	5
	Unifirst Corp	Common Stock	*	*	34
	Unisource Energy Corp	Common Stock	*	*	117
	United Amer Indty Ltd	Common Stock	*	*	17
	United Online Inc	Common Stock	*	*	82
	United Westn Bancorp Inc	Common Stock	*	*	4

(continued)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2007

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Universal Electrs Inc	Common Stock	*	*	40
	Universal Ins Hldgs Inc	Common Stock	*	*	18
	URS Corp	Common Stock	*	*	299
	Urstadt Biddle Pptys Inc	Real Estate Investment Trust	*	*	47
	USA Mobility Inc	Common Stock	*	*	43
	UTD Community Finl	Common Stock	*	*	14
	Varian Inc	Common Stock	*	*	215
	Varian Semi Equip Assoc Inc	Common Stock	*	*	8
	Vicon Inds Inc	Common Stock	*	*	4
	Vignette Ccrp	Common Stock	*	*	40
	Village Super Mkt Inc	Common Stock	*	*	5
	Vishay Intertechnology Inc	Common Stock	*	*	112
	Warnaco Group Inc	Common Stock	*	*	116
	Waters Corp	Common Stock	*	*	71
	Weis Mkts Inc	Common Stock	*	*	31
	Westaff Inc	Common Stock	*	*	6
	Western Digital Corp	Common Stock	*	*	2
	Weststar Energy Inc	Common Stock	*	*	188
	WGL Hugs Inc	Common Stock	*	*	170
	Willbros Group Inc	Common Stock	*	*	5
	Winthrop Rlty Tr	Real Estate Investment Trust	*	*	24
	WMS Industries Inc	Common Stock	*	*	121
	WSFS Finl Corp	Common Stock	*	*	24
	Zapata Corp	Common Stock	*	*	2
	Zenith Natl Ins Corp	Common Stock	*	*	79
	Zoll Med Corp	Common Stock	*	*	48
	Zones Inc	Common Stock	*	*	9
	Zoran Corp	Common Stock	*	*	88
	Zygo Corp	Common Stock	*	*	25

	US Small Cap Equity Fund Total				24,986

*	Spectra Loan Fund-Participant Loans	Interest Rates 5.0% to 10.5%	*	*	6,787
					534,796

*	Permitted Party-in-Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

(concluded)

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Line 4j-Schedule of Reportable Transactions

Year Ended December 31, 2007

(in thousands)

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain/(Loss)
Single Transactions in Excess of 5%:
Spectra Energy	Common Stock	129,208	—	—	—	129,208	129,208	—
Duke Energy	Common Stock	170,639	—	—	—	170,639	170,639	—
Series of Transactions by Issue in Excess of 5%:
Purchases:
Spectra Energy-93 purchases	Common Stock	280,542	—	—	88	280,630	280,630	—
Duke Energy-2 purchases	Common Stock	170,713	—	—	—	170,713	170,713	—
State Street-200 purchases	STIF	258,989	—	—	—	258,989	258,989
Sales:
Spectra Energy-101 sales	Common Stock	—	113,948	—	111	121,464	113,948	(7,516)
Duke Energy-100 sales	Common Stock	—	51,067	—	44	50,743	51,067	324
State Street-288 sales	STIF	—	255,360	—	—	255,360	255,360	—

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Saving Plan

Date June 30, 2008	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and US Benefits